UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 6, 2008

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Explanatory Note

The information is this Report, including the exhibit, is being furnished pursuant to Item 7.01 and General Instruction B.2 thereunder. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 7.01.   Regulation FD Disclosure.

On March 6, 2008, Independence Holding Company issued the press release that is furnished as Exhibit 99.1 to this Report; such press release is hereby incorporated into this Item 7.01 by reference.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits. The following exhibit is being furnished as part of this Report.

Exhibit Number   Description

99.1   Press Release, dated March 6, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Adam C. Vandervoort*   Date: March 6, 2008
Adam C. Vandervoort
Vice President, General Counsel and Secretary

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **DAVID T. KETTIG**
96 CUMMINGS POINT ROAD   **(212) 355-4141**
STAMFORD, CT 06902   **www.independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
ACQUISITION OF $65 MILLION LIFE BLOCK AND SALE OF CREDIT SEGMENT BY
MADISON NATIONAL LIFE INSURANCE COMPANY, INC.

Stamford, Connecticut, March 6, 2008. Independence Holding Company (NYSE: IHC) today announced that Madison National Life Insurance Company, Inc., IHC's wholly owned subsidiary, has entered into an agreement to acquire a block of life insurance policies with approximately $65 million of life and annuity reserves. The acquisition is scheduled to close and be effective on April 1, 2008. Under the terms of the acquisition, Madison National Life will assume administration of the policies in the block beginning October 1, 2008. The block consists of approximately $34,000,000 of older, traditional life reserves and $31,000,000 of annuity reserves.

IHC also announced that Madison National Life has closed on the sale of its credit segment. Under statutory accounting principles, such sale will have the effect of increasing Madison National Life's surplus. Under GAAP, the sale will result in a loss for the quarter from discontinued operations, primarily due to the write-off of deferred acquisition costs related to the credit segment.

Roy T.K. Thung, IHC's Chief Executive Officer, commented, "The sale of the credit segment is a very positive development for Madison National Life in that it allows us to: dispose of a business line that had been losing money for the last several years, reduce overhead, focus attention and assets elsewhere and increase our statutory capital. Gross premiums from the credit segment totaled approximately $23 million, or less than 4%, of our total gross premiums. The disposition of the credit segment will be reported as discontinued operations in IHC's 2007 annual financial report. We are very pleased that Madison National Life has begun 2008 by shedding an unprofitable segment, redeploying capital to its (consistently profitable) acquisition group and signing an agreement to acquire a block of policies in a transaction that we expect will be accretive to earnings."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison

National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. AMIC is a holding company principally engaged in the health insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.